Prepared, October 22, 2019

Offering Statement

Champions of Diversity Media Inc. d.b.a. Careertown
53,500 shares of Careertown Common Stock Class B ("Shares")
Priced at $20.00 per share
Minimum offering amount: 10,000
Maximum offering amount: **1,070,000**

P.O. Box 2502 Columbus, OH 43216

Valued at: $40,000,000

Summary of the Offering

Type of Security offered	Equity
Class of Security	Common Stock Class B
Price Per Unit	$20 per Share
Minimum Investment Amount	$20
Campaign Close Date	03/31/2020 at 11:59 PM EST
Minimum target goal	$10,000
Oversubscription Limit	$1,070,000

This is only a summary of the offering. Please Refer to rest of the document, and attached exhibits, for all the details associated with an investment in Champions of Diversity Media Inc. d.b.a. Careertown.

A crowdfunding Investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not reviewed the accuracy or adequacy of this document. Also note, that the portal, Wunderfund.co, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered as an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>Disclaimer</u>

This Offering Statement forms parts of, and should be read together with, the Form C being filed by Champions of Diversity Media, Inc. (for the purposes of this Disclaimer, referred to herein as "COD" the "company," the "issuer" and "we") with the Securities and Exchange Commission. This Offering Statement is made in connection with the Regulation Crowdfunding offering of COD. The following attachments should also be considered (if applicable) when contemplating investment with COD: the specified Form C exhibits the "Subscription Agreement", the "Pitch Deck", the "Capital Table", the "Company Financials", the "Perks Agreement", LinkedIn Profiles of all owners/operators and the "Operating Agreement or Company Bylaws".

Caution Concerning Forward Looking Statements:

This Offering Statement may contain forward-looking statements within the meaning of the federal securities laws. Forward looking statements involve substantial risk and uncertainty. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "should," "expects," "plans," "anticipates," "could," "intends," "target," "project," "contemplates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these words or similar terms or expressions that concern expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the offering documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact COD.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in these Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents, or to reflect new information or the occurrence of unanticipated events.

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any Champions of Diversity Media, Inc. securities, nor should it be relied upon in connection with any contract or purchasing decision.

Any consideration to invest in COD should come with the understanding that all investments have risk, including the potential risk of the loss of your entire investment.

Table of Contents

The Company

Name: Champions of Diversity Media Inc. d.b.a. Careertown
Address: P.O. Box 2502 Columbus, OH 43216
State of Incorporation: Ohio C-Corp
Date of Incorporation: August 7, 2019*

*The company was formerly a disregarded, limited liability corporation registered in Ohio as Champions of Diversity, LLC. They reincorporated in August of 2019 as a C-Corp.

Certifications of Regulation Crowdfunding

Champions of Diversity Media, Inc. has certified that all the following statements are true for them as an issuer:

- Organized under, and subject to, the laws of the state of Ohio.
- Not Subject to the requirement to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (For more information about these disqualifications, please refer to the Other Information section of this document).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter periods that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified person.
- Has not failed to comply with ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

Orville C. Lynch, Jr.
Chairman & CEO
Serial entrepreneur with previous exits (over $1.7 Million businesses sold) 20+ years business management, sales, and finance experience.

Kevin Hiser
Chief Technical Officer

Owner of Qstart Labs LLC – Primary application development for Champions of Diversity. Created over 50 web applications in the software as a service industry.

Dave Douglass
Sales Operations Director
20+ years sales and marketing experience. Previously worked for Envision Media, Via Media, and North American Broadcasting. Dave manages the Careertown's sales & marketing efforts.

Dan Green
Senior Media Engineer
40+ years of Media Product Development Experience. Owner of Amerisound, which is the marketing & media production arm of Champions of Diversity. Has produced albums, videos, and musical scores for years.

Total Employees: **4**

Capitalization and Ownership

The following table shows the name and percentage of outstanding shares of stock that were owned at the time of the filing of the Form C with the Securities and exchange commission.

	Aggregate Percentage Ownership Interest	Aggregate Percentage Voting Interest	Principal Shareholders owning more than 20%
Orville C. Lynch, Jr.	55.6%	55.6%	Yes
Dave Douglass	10.1%	10.1%	No
Dan Green	10.1%	10.1%	No
Loud Capital	1.0%	1.0%	No
Darrell Clark	1.0%	1.0%	No
Jumpstart	17.2%	17.2%	**No**

Business and Anticipated Business Plan

Please refer to one of the following exhibits to the Form C, of which this Offering Statements is a part, which is incorporated herein by reference:

1. The Champions of Diversity Media, Inc. Pitch Deck included as an Exhibit to the Form C of which this offering statement is a part (the "**The Pitch Deck**");
2. The Champions of Diversity Media, Inc. Business Plan included as an Exhibit to the Form C of which this offering statement is a part (the "**Business Plan**")

Risk Factors

RISKS RELATED TO CROWDFUNDING

A Crowdfunding Investment involves risk, including the risk of losing your entire investment. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. Also note, that the portal, Wunderfund, has not recommended investment in this offering. It is solely up to the individual to make an investment decision.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

RISKS RELATED TO OUR BUSINESS

We may not be able to raise the additional funding needed to fully implement our business plan.

Additional funding may be required subsequently even if our offering is fully funded. If this is the case, we may also need additional capital in the future. The amount of additional capital needed is dependent on many factors. If additional funding would be needed but not obtained, you may lose your entire investment.

If we obtain additional equity financing, your ownership interest will be diluted.

While not currently planned, if we subsequently determine there is a need for additional financing and decide to issue additional equity securities, such issuance(s) will dilute your ownership interest in the Company.

Series and Future classes of stocks may be senior to your future equity Interests

If the Company issues new stocks, which it may do in its sole discretion, the new classes of stock may be senior to these equity Interests.

The Managers own all the voting rights

It will be very difficult for the Members to remove the management team members without their approval. The management team will have control over all aspects of operation.

Threat of Competitors in the Market

The market for job placement technology is very competitive with many established firms already occupying the market. As a startup job search technology firm, Careertown will have to compete in this market and find differentiators that will allow the business to thrive.

Third Party Service Agreements

The company has been under contract with QStart Labs, LLC who helped build the application and is currently maintaining the software application. Qstart Labs, LLC is entitled to 5% gross profit. The company is entering into a third party software licensing agreement with LeoForce Recruiting AI to integrate their API into the Virtual Career fair software to increase capabilities, and increase reach of users based on their business planning.

Third Party Royalty Payment

The company has long-standing agreement with QStart Labs, LLC, owned by Kevin Hiser. Kevin is also the President of Champions of Diversity and he is paid 5% of gross profits paid annually to QStart Labs, LLC. Should Champions of Diversity undergo a Change of Control event, the 5% royalty payment will convert to 5% of preferred equity with a minimum of $500,000 to be paid. QStart Labs, LLC will be paid after creditors debt.

Champions of Diversity, Inc's Fully Owned Subsidiaries have unique business models

Champions of Diversity, Inc. is holding company for two fully owned subsidiaries operating underneath it. The first, Amerisound Ltd, provides the audio & video production studio that produces media content for the company and its clients. Video & audio production has its own unique challenges that are different from the recruitment & hiring industry.

The second, Careertown Network, Inc. is the operating arm for the technology and SaaS of what's known as the virtual career fair technology. While the product is directly related to recruiting & hiring, the very nature of being a Saas company means that it comes with the churn of a Saas business. It's not a given that Champions of Diversity, Inc can retain all its customers without the ongoing innovation.

RISKS RELATED TO THIS OFFERING

We can use the proceeds of your subscription after the minimum is met and before the maximum amount is raised.

We are under no obligation to raise the maximum amount before using the proceeds from this offering. If this offering does not generate at least $**1,070,000** we may not be able to fully implement our business plan and would need to scale back our plans. A portion of the proceeds raised will go towards our use of funds detailed with this offering.

Our Managers have unlimited discretion as to the use of proceeds from this offering.

Our Managers have discretion regarding the use of proceeds that we will receive from this offering, both by being Managers and by virtue of having all the voting shares in the company. We cannot assure you that any Manager will apply these funds effectively. Additionally, we cannot assure you that our use of the proceeds will be successful in generating the interest in our business model necessary to produce sufficient revenues to stay in business.

The Security Interests being offered are illiquid and not freely transferable.

The Security Interests we are offering will not be registered under the Securities Act or qualified under applicable state securities laws and may not be resold unless registered (and qualified) or an exemption from registration (and qualification) is available. There is no public market for the interests, and we do not expect that any such market will develop. In addition, there are restrictions on the transferability of the interests pursuant to the terms of the Operating Agreement. If you invest in the Security Interests, you should expect to hold the shares for an indefinite period of time.

The offering price may not accurately reflect the value of the Security Interests.

The pricing of the Security Interests which we are offering was determined subjectively. The pricing is not based on any conventional pricing criteria such as the liquidation value of the Stock or a multiple of net earnings per Unit. We have not obtained any third-party valuations of the Company or Security Interests.

The rights of the Security Interests in this offering differ in various respects from the other classes of Stocks, including that these Security Interests have no voting rights.

The Company currently has two classes of stocks outstanding. Voting Common Interests, and Non-Voting Future Equity Shares, pursuant to this offering. The Voting Common Interests are substantially similar to the common stock of a corporation in that the holders of the Voting Common Interests will only receive a return on their investment after all creditors of the Company have been paid and non-voting common Interests have also been paid.

The Voting Common Interests have "drag-along" rights and can force all Director interests to sell their respective Interests in the event of a merger or an asset sale.

A majority of Voting Common Interests may elect to sell the Company's Member Interests to a third party. In such an instance, a majority of the Voting Common Interests is permitted to force the other Members, including the all other Members, to sell their Interests on the same terms as the Voting Common Member Interests are being sold.

The Manager has the right to transfer Interests to others without offering those Interests to be purchased by other Members.

Managers may transfer a portion of their Voting Common Interests that they currently hold, at their discretion, without offering other Members the right to purchase said Interests. The intent is for the Managers to use these Interests to compensate employees or future officers in exchange for services.

These Security interests being Offered under Reg CF are different from the Reg D 506C offering of a different class of shares

The company intends to dilute as much as **5**% of this business using both the Reg CF up to **$1,070,000** pursuant to this offering or up to $**2,000,000** raised under a Reg D 506C. The Reg D 506C offering is only available for qualified accredited investors, and has different terms. Those investors will have different purchase agreement terms from this Reg CF offering.

The Offering

Purpose

Champions of Diversity, Inc. D plans to conduct a side-by-side raise using two regulations: Reg CF and Reg D 506(c). In aggregate, they intend to raise up to $2,000,000 in equity under two common share classes.

Champions of Diversity Media, Inc. plans to raise up to **$1,070,000** pursuant to this Reg CF offering amongst non-accredited investors. Under a separate Reg D 506C offering, the company intends to raise up to $2,000,000 in equity amongst qualified accredited investors. As a result, the terms and rights of investors will be different from those in this offering.

In aggregate, the total fundraise will not exceed $2,000,000. Champions of Diversity Media, Inc. plans to use the proceeds from the maximum amount raised pursuant to both offerings to build out the next generation of their web based application, to fund marketing, and business development activities for growth.

Use of Proceeds

	Minimum required to break Escrow	Maximum under this Reg CF	Aggregate Funds (Reg CF + Reg D506c)
Raise Amount	**$10,000**	**$1,070,000**	**$2,000,000**
Fundraising fees	$900	$75,000	$200,000
Product Development	$9,100	$500,000	$500,000
Sales Team Development		$200,000	$600,000
Sales Administration		$100,000	$250,000
Application Marketing		$125,000	$250,000
Working Capital		$70,000	$200,000

Completion of Transaction and Delivery of Shares

Investors will be required to execute and deliver a subscription agreement, attached as an exhibit to the Form C of which this offering statement is a part (the "Subscription Agreement") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc (the "Escrow Agent") in accordance with the terms of the Subscription Agreement in order to acquire shares.

Investors may Cancel an investment commitment at any time until 48 hours prior to the deadline specified in their Form C.

Wunderfund will notify investors when the funding goal amount has been met.

If Champions of Diversity Media, Inc. reaches the Oversubscription limit prior to the deadline specified in their Form C, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment before the 48-hour period to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to Champions of Diversity Media, Inc. At that time, shares to be acquired in conjunction with the receipt of the corresponding funds under the Subscription Agreement will be registered in the name of the corresponding investor. The shares acquired by investors pursuant to this Regulation Crowdfunding offering are uncertified. Once an uncertified share is registered in an investor's name by Champions of Diversity Media, Inc., it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscription will be allocated first based upon size of the investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized investments, on a first come-first served basis.

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned to investors.

If Champions of Diversity Media, Inc. reaches their funding goal prior to the campaign close date, then we, the Company, may conduct multiple closings of escrow. If we provide notice about the new offering deadline to the investors, then the affected investors will have at least five business days to cancel their investment. This is absent of a material change that would require an extension of the offering, and reconfirmation of investment commitment from all investors. The first investments drawn down on will be the largest investments, and then for all investments of the same size drawn down on, it will be on a first come first serve basis; similar to the terms of how oversubscription will be dealt.

The Securities Offered in this Offering

Valuation of Securities

These securities are being valued at the Issuer's discretion. It is important to understand that Wunderfund does not perform valuation services, and that these securities are being offered at whatever value Champions of Diversity Media, Inc. decides is a fair market value for their company.

Details on Security Being Offered

Common Stock, Class B

The securities offered are for **Common Stock, Class B** in Careertown. Each equity unit is priced at $20 per share with a minimum **1 Shares** required for purchase. The valuation is $**40,000,000** USD, and the company is raising up to $**1,070,000** pursuant to the Reg CF offering.

Between the Reg D 506c and the Reg CF the company intends to issue up to 100,000 shares pursuant to both offerings, diluting the company as much as 5%

Any investor investing in this round will receive their investment amount, pursuant to the Subscription Agreement, with the full details attached as an exhibit to the Form C, of which this is offering agreement is a part.

The offered securities under this offering will not have Voting rights. These securities will be limited in that they do not offer voting rights, limited informational rights, and no rights to dividends or any revenue the company may generate. The minority investors, which are defined below, in this round will be limited to the information that the company chooses to disclose, and the information disclosed in their annual report filed with U.S Securities and Exchange commission. These securities differentiate from those that holders of preferred stock hold. Preferred stockholders will have a right to vote of decisions the company makes and information about the company. The securities that management retains has access to such rights. The securities being offered in this round only have a right to a percentage of ownership in the company, so the investors will rely upon principal stakeholders of preferred stock to make decisions that increase the value of their investment.

If the company chooses to modify these securities, then they will be done during this campaign. Investors will have to recommit to their investment if there is any modification to these terms as it is considered a material change. If investors do not reconfirm their investment, then their investment will be canceled.

Due to the lack of rights associated with these securities, the officers of the company will retain all decision, voting, and dividend rights. The company has full decision rights without needing a sign-off from non-voting shareholders.

Minority Holder Status

As a minority holder, investors will have limited ability, if any, to influences the policies of Champions of Diversity Media, Inc. or any other corporate actions, including the election of directors, additional issuance of securities, repurchase of securities, a sale of Champions of Diversity Media, Inc.'s assets, or a merger of Champions of Diversity Media, Inc. in another corporation or entity, or transactions with related parties. Those actions are largely within the control of principal stockholders, identified in the "Principal Stockholders" section above. Investors have limited protections against related party transactions as outlined by the policies generally afforded by related case law, the certificate of incorporation or Operating Agreement. Minority holders of securities will have to rely upon the principal stakeholders to make decisions that increase the value of your investment.

Notice of Previous Offerings Conducted

Exempt offerings conducted within the past three years: YES

> Date: n/a
> Exemption relied upon: n/a
> Type of securities: n/a
> Amount of securities sold: n/a

Transfer and Other Restrictions Imposed

Subscription Agreement Right of Redemption

Champions of Diversity Media, Inc. may redeem an investors' securities at **any point one year after the close of this offering**. The price per share of the securities in such redemption is the fair market value as determined by the majority shareholder of the company after considering a third-party determination relating thereto procured by the majority shareholder from a qualified appraiser.

Regulation Crowdfunding Transfer Restrictions

There are no open exchanges where you can sell securities purchased during a Regulation Crowdfunding offering. All the equity-based securities on Wunderfund have conditions for resale based on the terms set by Champions of Diversity Media, Inc. to protect the number of shareholders on their Capitalization Table. The conditions for resale are outlined below.

Securities issued in this transaction, which are exempt from registration pursuant to section 4(a)(6) may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are:

- repurchased by Champions of Diversity Media, Inc.
- purchased by an accredited investor
- as part of an offering registered with U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Champions of Diversity Media, Inc. Financial Information

Financial Statements

Please refer to the Champions of Diversity Media, Inc. financial statements. These have been included as an exhibit to the Form C of which this Offering Statement is a part (the "**Financial Statements**"). Attached is information regarding the two most recently completed fiscal years, or the period(s) since inception. If required a CPA review has been performed on the attached information, otherwise these statements will disclose that they are unaudited.

Results from Operations

2017 Annual Revenue $434K with $108K Earnings
2018 Annual Revenue $337K with $167K Earnings

Notable customers: - Geico, Verizon, Chase, Boeing & Apple

We have national promotion through our partnership with IHeart Media.

Indebtedness

At the time of this filing, the company indebtedness to a creditor includes the following:

Creditor	Revolving Line of Credit	Interest Rate	Maturity Date	Material Terms
Newtek Business Credit	$341,000	Variable of Prime + 2.75%.	25 years	This is a secured revolving line of credit SBA 7a. Company has up to 300 payments to pay off the loan. There will be a prepayment premium of 5% in the first year, 3% in the second year, and 1% until the end of year 3 at which time the prepayment premium expires, however, up to 25% of the principal balance can be paid cumulatively, annually without prepayment penalty.

Liquidity, Capital Resources, and Financial Condition

Champions of Diversity Media, Inc. is currently generating operating losses, and will continue to require infusion of new capital to continue business operations until the launch of the platform. There is limited liquid and financial resources to service debts at this time due to the cash situation on the balance sheet. Please refer to the financial statements to see the financial condition of the issuer.

Material Capital Expenditures

Within the last fiscal year, an amount that exceeded five percent of the aggregate amount the issuer seeks to raise in the current offering, was conducted by the CEO, an officer in the company.

Person	Relationship to Issuer	Nature of Interest or Transaction	Material Terms
Careertown Network, Incorporated	Subsidiary Company	Loan	$60,109 note payable with 0% interest, and payable on demand

Progress Reporting on Meeting Oversubscription Amount

The progress of the Champions of Diversity Media, Inc.'s Regulation Crowdfunding Campaign fund raising activities will be posted on the Wunderfund portal page for COD. Activities will be updated as they occur, in real time, until the oversubscription amount is achieved, Champions of Diversity Media, Inc. stops the fundraising activities, or the termination date has been reached.

Wunderfund will notify investors when the target offering has been met via electronic communication.

Intermediary Information

Thrivera Venture Funds I, LLC (dba Wunderfund) ("Wunderfund") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding Offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360 and CRD 288924.

Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Champions of Diversity Media, Inc. will pay Wunderfund a portion to be paid in cash based on 7-9% of the amount of total money raised pursuant to this offering.

Promoter Information

In the Number, LLC is serving as a promoter in this Regulation Crowdfunding Offering. Upon completion of a successfully funded campaign that reaches or exceeds the minimum funding goal amount, Champions of Diversity Media, Inc. will pay the promoter a fee of 1% of the successful fundraise under Regulation CF.

Absence of Disqualifications under 227.503(A)

With respect to Champions of Diversity Media, Inc., its directors, officers, the principal security shareholders listed under the Principal Shareholder Section, any promoter of this offering, including Wunderfund (each a "Relevant Person"), no such Relevant Person has been convicted within ten years before the filling of his offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filling of the information required by Section 4A(b) of the Securities Act that, at the time of filing this offering statement, retrains or enjoins such person from engaging or continuing to engage in any conduct of practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subjected to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the Champions of Diversity Media, Inc.'s website **www.championsofdiversity.net**.

Additionally, Champions of Diversity Media, Inc. will file reports electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with U.S. Securities and Exchange Commission, the annual report will also be made available on the Champions of Diversity Media, Inc.'s website, **www.championsofdiversity.net**.

Champions of Diversity Media, Inc. is required to file reports under Section 13(a) or section 15(d) of the exchange act until:

1. Champions of Diversity Media, Inc. has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000.00
2. Champions of Diversity Media, Inc. has filed at least three annual reports pursuant to Regulation Crowdfunding
3. Champions of Diversity Media, Inc. or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
4. Champions of Diversity Media, Inc. liquidates or dissolves its business in accordance with State Law.

<u>Other Material Information</u>

Investors should understand the potential for ownership of Champions of Diversity Media, Inc. to be diluted due to Champions of Diversity Media, Inc. issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of Champions of Diversity Media, Inc. may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of Champions of Diversity Media, Inc.

Such increases in number of shares of Champions of Diversity Media, Inc. capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of Champions of Diversity Media, Inc. If Champions of Diversity Media, Inc. issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, Champions of Diversity Media, Inc. may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of Champions of Diversity Media, Inc. or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that Champions of Diversity Media, Inc. will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtedness), any investor participating in this offering will be diluted. To the extent that such financing is executed by Champions of Diversity Media, Inc. by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if Champions of Diversity Media, Inc. is unable to repay such indebtedness.